SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

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                              SCHEDULE TO
                            (Rule 14D-100)
     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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                   AMERICAN NATIONAL CAN GROUP, INC.
                       (Name of Subject Company)

                  REXAM ACQUISITION SUBSIDIARY, INC.

                 a wholly owned indirect subsidiary of

                               REXAM PLC
                              (Offerors)

                             COMMON STOCK
                       PAR VALUE $0.01 PER SHARE

                    (Title of Class of Securities)

                               027714104
                 (CUSIP Number of Class of Securities)


                          Frank C.Brown, Esq.
                              Rexam Inc.
                         4201 Congress Street
                               Suite 340
                          Charlotte NC 28209
                       Telephone: (704) 551-1500

             (Name,address and telephone numbers of person
                   authorized to receive notices and
                  communications on behalf of filing
                               persons)

                              Copies to:

      Gavin D. Solotar, Esq.                   Robert I. Townsend, III, Esq.
   Wachtell, Lipton, Rosen & Katz                   Faiza J. Saeed, Esq.
      51 West 52nd Street                        Cravath, Swaine & Moore
    New York, New York 10019                        825 Eighth Avenue
    Telephone: (212) 403-1000                 New York, New York 10019-7475
                                                Telephone: (212) 474-1000

                       CALCULATION OF FILING FEE

         Transaction Valuation*                 Amount of Filing Fee*
                 N/A                                   N/A

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number. or the Form or Schedule and the date of its filing.

Amount Previously Paid:........................N/A
Form or Registration No.:......................N/A
Filing Party:..................................N/A
Date Filed:....................................N/A

[x] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]